Exhibit 21

Subsidiaries of the Registrant

State or Jurisdiction Under the Law of Which Organized

Jersey Shore State Bank.	Pennsylvania

The M Group, Inc.	Pennsylvania

Woods Real Estate Development Company, Inc.	Pennsylvania

Woods Investment Company, Inc.	Delaware